UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 16, 2009

NTS MORTGAGE INCOME FUND
(Exact name of registrant as specified in its charter)

Delaware	**0-18550**	**61-1146077**
(State or other jurisdiction of incorporation)	(Commission file number)	(IRS Employer Identification No.)

10172 Linn Station Road
Louisville, Kentucky 40223
(Address of principal executive offices)

(502) 426-4800
(Registrant's telephone number, including area code)

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On January 16, 2009, NTS Mortgage Income Fund (the "Fund") sent a letter to its stockholders announcing its intention to cease filing periodic reports with the Securities and Exchange Commission (the "SEC") under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Fund does not intend to file quarterly reports on Form 10-Q or annual reports on Form 10-K with the SEC, but will continue to disclose material events by filing current reports on Form 8-K with the SEC.

The Fund made its determination to cease filing periodic reports with the SEC following a review of the relevant provisions of the Exchange Act and related SEC releases, rules and regulations, as well as SEC no-action authority with respect to the provision of relief from Exchange Act reporting requirements. This review affirms the Fund's belief that it is in the best interest of its stockholders for it to cease filing periodic reports under the Exchange Act.

Given that the Fund (i) has filed a certificate of dissolution with the Secretary of State of the State of Delaware, (ii) has adopted a Plan of Dissolution and Liquidation, (iii) will file reports on Form 8-K to disclose any material events relating to its winding up and dissolution, including the amount of any liquidation distributions, payments and expenses, (iv) will file a final report on Form 8-K and a Form 15 at the time the liquidation is complete, (v) is current in its reporting obligations under the Exchange Act, (vi) will issue audited financial statements for the period ending December 31, 2008, (vii) will make a final liquidating distribution as soon as practicable after it liquidates its investment in its primary remaining asset, the Fawn Lake development located near Fredericksburg, Virginia, and (ix) has severely curtailed its operations, the Fund believes the additional disclosure required by annual reports on Form 10-K and quarterly reports on Form 10-Q is of limited value to stockholders and the public. Moreover, the substantial burden and expense the Fund would experience in continuing to file periodic reports would have a significant impact on the Fund's remaining assets and capital, thus reducing the amounts available for potential future liquidating distributions to stockholders.

The Fund intends to continue to monitor SEC guidance and practice in this regard, and it is possible that in the future the Fund will determine that it is in the best interest of its stockholders and the public to re-commence filing periodic reports under the Exchange Act.

A copy of the letter is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated in its entirety in this Item 7.01 disclosure by reference.

Item 9.01. Financial Statements and Exhibits.

    (a)   Financial Statements of Businesses Acquired: N/A
    (b)   Pro Forma Financial Information: N/A
    (c)   Shell Company Transactions: N/A
    (d)   Exhibits:
               99.1   Letter to Stockholders dated January 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NTS MORTGAGE INCOME FUND



By: Gregory A. Wells
Its: Chief Financial Officer

Date: January 16, 2009

<u>EXHIBIT 99.1</u>



7103 S. Revere Parkway
Centennial, CO 80112

NOTICE TO STOCKHOLDERS DATED JANUARY 16, 2009

January 16, 2009

Dear NTS Mortgage Income Fund Stockholder:

We are writing to advise you of the Fund's decision to cease filing periodic reports with the Securities and Exchange Commission (the "SEC") under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Fund does not intend to file with the SEC any further quarterly reports on Form 10-Q or annual reports on Form 10-K. The Fund, however, will continue to disclose material events by filing current reports on Form 8-K with the SEC as often as warranted. We anticipate that the Fund will also continue to provide informational reports to its stockholders, such as this letter. These informational reports will be disclosed to the public through Form 8-K filings with the SEC. The Fund's SEC filings are available free of charge on the Fund's website www.ntsdevelopment.com.

The Fund determined to cease filing periodic reports with the SEC after considering the benefits to its stockholders and the public of continuing such additional reports in comparison to the substantial burden and expense incurred in preparing these disclosures. Moreover, we believe the Fund's current limited operations and financial condition support the cessation of these filings with the SEC.

As we have previously reported, on December 10, 2008 the Fund's Board of Directors adopted a Plan of Dissolution and Liquidation (the "Liquidation Plan"), which is available on the Fund's website. The Liquidation Plan establishes the procedural framework for the Fund's orderly liquidation process. In accordance with its organizational documents, the Fund filed its certificate of dissolution with the Secretary of State of the State of Delaware on December 31, 2008. The Fund will continue the process of liquidating its assets in accordance with Delaware law and, after payment of its outstanding obligations, will issue liquidating distributions to its stockholders.

The Fund's primary remaining asset is its interest in the Fawn Lake development located near Fredericksburg, Virginia. Prior to the issuance of final distributions to its stockholders, the Fund must liquidate its investment in the Fawn Lake development. As we have previously reported, the residential real estate market downturn, credit market turmoil and overall economic condition in the United States have adversely impacted the sales at Fawn Lake and the ability of the Fund to otherwise obtain optimum or reasonable value from the liquidation of this asset. Accordingly, the Fund's independent real estate advisor's analysis currently indicates that continuing the Fund's development activities at Fawn Lake through the liquidation period is the

most financially-beneficial plan for the Fund. That is, the advisor anticipates the Fawn Lake development likely will be worth more in the future than today, even with the carrying and development costs which will likely be incurred during the interim. Accordingly, we currently anticipate continuing development operations at Fawn Lake rather than attempting an immediate sale. We anticipate continuing to work with the advisor to monitor the status of Fawn Lake Development's impact or alternatives to maximize stockholder value.

The additional disclosure provided by annual reports on Form 10-K and quarterly reports on Form 10-Q was of limited value to stockholders and the public, given that the Fund (i) has filed a certificate of dissolution with the Secretary of State of the State of Delaware, (ii) has adopted a Plan of Dissolution and Liquidation, (iii) will file reports on Form 8-K to disclose any material events relating to its winding up and dissolution, including the amount of any liquidation distributions, payments and expenses, (iv) will file a final report on Form 8-K and a Form 15 at the time the liquidation is complete, (v) is current in its reporting obligations under the Exchange Act, (vi) will issue audited financial statements for the period ending December 31, 2008, (vii) will make a final liquidating distribution as soon as practicable after it liquidates its investment in its primary remaining asset, the Fawn Lake development located near Fredericksburg, Virginia, and (ix) has severely curtailed its operations. Moreover, the substantial burden and expense the Fund would experience in continuing to file periodic reports would have a significant impact on the Fund's remaining assets and capital, thus reducing the amounts available for potential future liquidating distributions to stockholders.

We anticipate providing further information on the Fund's liquidation status along with audited financial statements for the year ended December 31, 2008 by March 31, 2009, which is consistent with the date our Form 10-K would have been due to be filed with the SEC. In the meantime, further information regarding the Fund, including its quarterly and annual reports, can be obtained free of charge on its website www.ntsdevelopment.com. If you have further questions, you may also contact the Fund's Investor Services Department at 1-800-928-1492.

Very truly yours,

NTS Mortgage Income Board of Directors

Some of the statements included in this letter should be considered "forward-looking statements" because the statements relate to matters which have not yet occurred. For example, phrases such as "we anticipate," "believe," or "expect" indicate that it is possible that the event anticipated, believed or expected may not occur. If these events do not occur, the result which we expected also may, or may not, occur in a different manner, which may be more or less favorable. We do not undertake any obligation to update these forward-looking statements. Any forward-looking statements included in this letter reflect our best judgment based on known factors, but involve risk and uncertainties. Actual results could differ materially from those anticipated in any forward-looking statements as a result of a number of factors, including but not limited to those described in our filings with the Securities and Exchange Commission. Any forward-looking information provided by us pursuant to the safe harbor established by the Private Securities Act of 1995 should be evaluated in the context of the factors.